May 27, 2009

Serge C.P. Belamant
Chief Executive Officer and Chairman of the Board
Net 1 UEPS Technologies, Inc.
President Place, 4th Floor, Cnr. Jan Smuts Avenue and Bolton Road
Rosebank, Johannesburg 2196, South Africa

> **Re:** **Net 1 UEPS Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed August 28, 2008**
> **File No. 0-31203**
> **Response Letters Dated March 30, 2009 and May 12, 2009**

Dear Mr. Belamant:

We refer you to our comment letters dated February 20, 2009 and April 16, 2009 regarding business contacts with Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Todd Schiffman
        Assistant Director
        Division of Corporation Finance